Exhibit 99.1

Tiger Media Reports Full Year of 2013 Results

Shanghai, China, March 31, 2014 — Tiger Media, Inc. (“Tiger Media” or the “Company”) (NYSE MKT: IDI), a nationwide Shanghai-based multi-platform media company, today reported audited financial results for the full year ended December 31, 2013. The Company also announced today that it had filed its annual report for the year ended December 31, 2013 on Form 20-F with the U.S. Securities and Exchange Commission.

Full Year 2013 Financial Highlights

•	Adjusted net loss (non-GAAP) was $2.2 million in 2013 compared to an adjusted net loss (non-GAAP) of $8.4 million in 2012.

•	Net loss was $3.9 million from ordinary operations in 2013, compared to a net profit of $8.7 million in 2012 that was mainly as a result of a $9.4 million net gain from the disposal of subsidiaries.

•	Raised a total of $4.1 million from proceeds received as a result of the exercise of warrants to purchase 3.3 million of the Company’s ordinary shares with an exercise price of $1.25 per share.

Peter W. H. Tan, Chief Executive Officer of Tiger Media, remarked, “Since the launch in late June 2013 of our iScreen Outdoor LCD business at prominent entry points of high end shopping malls and commercial centers in Shanghai, we recorded revenue of $2.4 million through the end of 2013 in advertisement contracts for the network from major domestic and international advertisers. During 2014 and beyond, we hope to expand our network to other Tier I and Tier II cities throughout China, though the pace of expansion will depend on the revenue growth and income from the Shanghai iScreen Outdoor LCD concession. In an effort to mitigate the risks associated with early stage development and conserves the Company’s internal cash resources, we intend to focus our expansion efforts towards working with local partners in each of the targeted cities rather than through direct acquisition and ownership of the equipment and concessions. Many of the iScreen outdoor locations now have Wi-Fi and we are developing interactive client driven content and mobile applications to provide an even wider consumer reach. We currently have developed over 100 screens at over 20 commercial compounds in key CBDs of Shanghai and will continue to increase the network coverage in 2014.

We have a number of goals and objectives for 2014 including:

•	Expanding our iScreen Outdoor LCD concessions in Shanghai and other Chinese cities;

•	Refocusing our efforts at Home Inns locations;

•	Continuing to be opportunistic and pursue complementary or strategic acquisitions which could provide significant opportunities to diversify and drive our growth; and

•	Hire a new senior level finance employee expected to begin in April 2014.”

Earnings Conference Call Announcement

Tiger Media will host an earnings conference call on Tuesday, April 1, 2014 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

Participant Dial-In Numbers:

TOLL-FREE: 1-877-941-8416

TOLL/INTERNATIONAL: 1-480-629-9808

CHINA TOLL: 86-400-628-0671

TAIWAN TOLL: 886-2-2162-6507

HONG KONG TOLL-FREE: 800-908-530

**Participants will ask for the Tiger Media, Inc. Conference Call/Conference ID 4676810.

Full Year 2013 Financial Results

Net Revenues & Gross Profit

For the full year 2013, the revenue recognized was $2.9 million, almost all of which were attributable to the launch, in late June 2013, of our new iScreen Outdoor LCD screens and outdoor billboard businesses in Shanghai, as compared to revenue of $0 from continuing operations for the year ended December 31, 2012.

Gross profit was $1.1 million with the gross margin rate of 39%. The cost of revenue was mainly due to the expense of advertising space lease costs and depreciation expenses incurred by outdoor LCD equipment.

Selling, General and Administrative expenses

Total selling, general and administrative expenses for the year ended December 31, 2013 were $5.2 million, compared to $3.6 million for the year ended December 31, 2012, which mainly consisted of share-based compensation of $1.6 million, professional fees of $1.0 million and salaries of $1.2 million.

Loss from Continuing Operations

The loss from continuing operations for the year ended December 31, 2013 was $3.9 million compared to a loss of $0.7 million for the year ended December 31, 2012, mainly as a result of the $1.6 million share-based compensation expense in 2013 and a $3.0 million extinguishment of the acquisition payable in 2012.

Profit/(Loss) from Discontinued Operations

The profit from discontinued operations for the year ended December 31, 2012 was $9.4 million, mainly as a result of the $16.2 million gain on the disposal of subsidiaries, net of tax. There were no discontinued operations for the year ended December 31, 2013.

Net Profit/(loss)

As a result of the foregoing, we had a net loss of $3.9 million for the year ended December 31, 2013, as compared to a net profit of $8.7 million for the year ended December 31, 2012.

Adjusted net profit/(loss)

Adjusted net loss (non-GAAP), excluding non-cash items, was $2.2 million in 2013 compared to an adjusted net loss (non-GAAP) of $8.4 million in 2012 mainly due to a greater loss from subsidiaries. Please refer to the non-GAAP reconciliation table provided at the end of the release for a year-over-year comparison of non-cash adjustments.

For the year ended December 31, 2013, net cash used in operating activities totaled $5.1 million, with net cash used in investing activities of $0.7 million, offset by $4.1 million in net cash provided in financing activities.

For the three months ended December 31, 2013, the revenue recognized was $2.0 million with a sales margin of $1.0 million. The loss for the last quarter of 2013 was $1.2 million, and after deducting share-based compensation of $1.4 million, the Company achieved net profit of $0.2 million.

As of December 31, 2013, the Company had $5.6 million in cash and cash equivalents. Stockholder equity was approximately $10.6 million and there were approximately 35.6 million common shares outstanding.

About Tiger Media

Tiger Media is a leading nationwide multi-platform media company in China which provides advertising services in the out-of-home advertising industry, including iScreen Outdoor LCD screens, billboards and street furniture. Tiger Media’s network of street level LCD screen displays, which captivate eye-level awareness, is complemented by outdoor billboards which are mostly built on rooftops with good visibility from far distances. Tiger Media’s network attracts advertising clients from a wide range of industries including telecommunications, insurance and banking, automobile, electronics and fast moving consumer goods. Learn more at www.tigermedia.com.

Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts, including statements about Tiger Media’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations.

Potential risks and uncertainties include, whether we will be able to expand our iScreen Outdoor LCD network to other Tier I and Tier II cities; whether we will be able to find suitable partners in each of the targeted cities; whether we can develop interactive client driven content and mobile applications to provide an even wider consumer reach; whether we can refocus our efforts at Home Inns locations; whether a new senior level finance employee will join the Company in April 2014; whether we can continue to be opportunistic and pursue complementary or strategic acquisitions which could provide significant opportunities to diversify and drive our growth; and whether we have sufficient liquidity to build and expand our concessions; and the risks that there are uncertainties and matters beyond the control of management, and other risks outlined in the Company’s filings with the U.S. Securities and Exchange Commission. Tiger Media cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Tiger Media does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:

Peter Tan, 13817097881

ir@tigermedia.com

Reconciliation of the audited number to non-GAAP financial figures

	For the year ended December 31, 2012	For the year ended December 31, 2013
	$’000	$’000
Audited profit/(loss)	8,752	(3,935)
Gain from extinguishment of acquisition consideration payable	(3,026)	(99)
Share-based compensation	660	1,648
Amortization on intangible assets	—	199
Loss on abandonment of lease	966	—
Gain on disposal of subsidiaries	(16,153)	(2)
Loss on disposal of fixed assets	373	6

Adjusted non-GAAP loss	(8,428)	(2,183)

TIGER MEDIA, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)

	As of December 31,
	2012	2013
ASSETS
CURRENT ASSETS
Cash and cash equivalents	7,209	5,605
Accounts receivable, net	—	1,563
Amounts due from related parties	—	40
Prepaid expenses and other current assets	273	799
Deferred tax assets	—	37

Total current assets	7,482	8,044
NON-CURRENT ASSETS
Property and equipment, net	62	1,584
Long-term deferred expenses	—	917
Intangible assets, net	—	2,001

Total non-current assets	62	4,502

Total assets	7,544	12,546

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	46	1,196
Accrued expenses and other payables	366	235
Acquisition consideration payable	549	464
Amounts due to related parties	110	73
Deferred revenue	—	9
Income taxes payable	—	4

Total current liabilities	1,071	1,981

Total liabilities	1,071	1,981

SHAREHOLDERS’ EQUITY

Common Shares - $0.0001 par value 1,000,000,000 shares authorized, 30,143,741 and 35,600,736 shares issued and outstanding on December 31, 2012 and 2013, respectively	3	4
Additional paid-in capital	137,823	145,778
Accumulated other comprehensive loss	(4,433)	(4,362)
Accumulated deficit	(126,920)	(130,855)

Total shareholders’ equity	6,473	10,565

Total liabilities and shareholders’ equity	7,544	12,546

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME / (LOSS)

(Amounts in thousands, except share data)

	For the year ended December 31,
	2011	2012	2013

Advertising service revenues	$—	$—	$2,875
Cost of revenues	—	—	(1,765)

Gross profit	—	—	1,110
Operating expenses
Sales and marketing expenses	(123)	(123)	(788)
General and administrative expenses	(3,880)	(3,448)	(4,397)
Gain from extinguishment of acquisition consideration payable	—	3,032	99

Loss from operations	(4,003)	(539)	(3,976)
Other income/(expense)
Interest income	—	10	12
Interest expense	—	(149)	—
Other income/(expense), net	256	—	(4)

Total other income/(expense)	256	(139)	8

Loss from continuing operations before income taxes	(3,747)	(678)	(3,968)
Income taxes benefit	—	—	33

Loss from continuing operations	(3,747)	(678)	(3,935)

Discontinued operations
Loss from operations of discontinued components, net of tax	(9,712)	(6,723)	—
Gain on disposal of subsidiaries, net of tax	—	16,153	—

Profit/(loss) from discontinued operations	(9,712)	9,430	—

Net profit / (loss)	$(13,459)	$8,752	$(3,935)

Earnings / (loss) per share
- Basic
Continuing operations	$(0.18)	$(0.03)	$(0.13)
Discontinued operations	(0.46)	0.42	—

	$(0.64)	$0.39	$(0.13)

- Diluted
Continuing operations	$(0.18)	$(0.03)	$(0.13)
Discontinued operations	(0.46)	0.41	—

	$(0.64)	$0.38	$(0.13)

Weighted average number of shares outstanding -
- Basic	20,994,015	22,545,989	31,362,848
- Diluted	20,994,015	22,784,302	31,362,848

Comprehensive income:
Net profit/(loss)	$(13,459)	$8,752	$(3,935)
Foreign currency translation adjustment	(2,224)	(3,362)	71

Net comprehensive income/(loss)	$(15,683)	$5,390	$(3,864)

TIGER MEDIA, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY/ (DEFICIT)

(Amounts in thousands, except share data)

	Common Stock		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total shareholders’ (deficit)/ equity
	Number of Shares	Amount
Balance as of January 1, 2011	20,858,661	$2	$121,521	$1,153	$(122,213)	$463
Net loss	—	—	—	—	(13,459)	(13,459)
Foreign currency exchange translation adjustment	—	—	—	(2,224)	—	(2,224)

Share issued for earn-out	750,380	—	871	—	—	871
Issuance of common shares for share incentive plan	78,456	—	2	—	—	2
Share-based compensation	—	—	894	—	—	894

Balance as of December 31, 2011	21,687,497	$2	$123,288	$(1,071)	$(135,672)	$(13,453)
Net profit	—	—	—	—	8,752	8,752
Foreign currency exchange translation adjustment	—	—	—	(3,362)	—	(3,362)

Share issued for earn-out	1,158,515	—	1,904	—	—	1,904
Extinguishment of ordinary shares	(132,272)	—	(147)	—	—	(147)
Issuance of common shares for share incentive plan	56,087	—	—	—	—	—
Share-based compensation	—	—	660	—	—	660
Conversion of promissory convertible notes	3,148,833	—	3,149			3,149
Repurchase of ordinary shares	(4,501,668)	—	(621)	—	—	(621)
Exercise of warrants	1,771,749	—	2,215	—	—	2,215
Issuance of shares	6,955,000	1	6,954	—	—	6,955
Options issued for divestiture of SearchMedia International	—	—	421	—	—	421

Balance as of December 31, 2012	30,143,741	$3	$137,823	$(4,433)	$(126,920)	$6,473
Net loss	—	—	—	—	(3,935)	(3,935)
Foreign currency exchange translation adjustment	—	—	—	71	—	71
Issuance of common shares for share incentive plan	118,276	—	—	—	—	—
Share-based compensation	—	—	1,648	—	—	1,648
Purchase of intangible assets	2,052,239	—	2,200	—	—	2,200
Exercise of warrants	3,286,480	1	4,107	—	—	4,108

Balance as of December 31, 2013	35,600,736	$4	$145,778	$(4,362)	$(130,855)	$10,565

TIGER MEDIA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands, except share data)

	For the Years Ended December 31,
	2011	2012	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit / (loss)	$(13,459)	$8,752	$(3,935)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property and equipment	385	133	182
Amortization of intangible assets	1,329	—	199
Finance cost	—	149	—
Share-based compensation	894	660	1,648
Deferred tax benefit	(1,087)	—	(37)
Gain on disposal of subsidiaries	—	(16,153)	—
Change of fair value of acquisition consideration payable	(10,681)	—	—
Gain on extinguishment of acquisition consideration payable	(4,340)	(3,026)	(99)
Gain on termination of Variable Interest Entities (“VIEs”)	(9,551)	—	—
Loss on impairment of goodwill	27,927	—	—
Loss on impairment of intangible assets	2,723	—	—
Loss on disposals of fixed assets	—	373	6
Bad debt provision on prepaid expenses and other current assets	832	(6)	—
Bad debt provision on accounts receivables	2,073	(130)	—
Changes in operating assets and liabilities:
(Increase) / decrease in assets:
Accounts receivable	(1,379)	3,538	(1,563)
Prepaid expenses and other current assets	(3,941)	1,804	(1,452)
Amounts due from related parties	(2,106)	240	(40)
Increase / (decrease) in liabilities:
Accounts payable	5,114	(661)	151
Accrued expenses and other payables	2,420	(167)	(123)
Amounts due to related parties	(1,558)	(23)	(38)
Deferred revenue	224	(1,165)	9
Income taxes payable	1,329	(306)	4

Net cash used in operating activities	(2,852)	(5,988)	(5,088)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(47)	(47)	(706)
Proceeds from disposals of property and equipment	3	—	—
Cash disposed upon the termination of VIEs	(120)	—	—
Cash disposed upon disposal of subsidiaries	—	(2,356)	—
Cash paid for acquisitions, net of cash acquired	(738)	(549)	—

Net cash used in investing activities	(902)	(2,952)	(706)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in restricted bank deposit	10	(71)	—
Proceeds from short-term borrowings	1,346	—	—
Repayment of short-term borrowings	(747)	—	—
Proceeds from issuance of convertible promissory notes and warrants	—	3,000	—
Proceeds from exercise of options	2	—	—
Proceeds from exercise of warrants	—	2,215	4,108
Payment for repurchase of ordinary shares	—	(621)	—
Proceeds from issuance of ordinary shares	—	6,955	—

Net cash provided by financing activities	611	11,478	4,108

Foreign currency translation adjustment	219	41	82

Net increase / (decrease) in cash and cash equivalents	$(2,924)	$2,579	$(1,604)
Cash and cash equivalents at beginning of year	7,554	4,630	7,209

Cash and cash equivalents at end of year	$4,630	$7,209	$5,605

Cash and cash equivalents from continuing components	$39	$7,209	$5,605

Cash and cash equivalents from discontinued components	$4,591	$—	$—

SUPPLEMENTAL DISCLOSURE INFORMATION
Cash paid for interest	$89	$—	$—
Cash paid for income taxes	$314	$124	$—
Non-cash investing transactions:
Acquisition consideration settled	$15,891	$4,930	$99
Purchase of intangible assets with shares of company stock	$—	$—	$2,200
Non-cash financing transactions:
Conversion of promissory convertible notes	$—	$3,149	$—